Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Audentes Therapeutics, Inc.:

We consent to the incorporation by reference in the registration statements (File No. 333-221557 and 333-212598) on Form S-8 of Audentes Therapeutics, Inc. of our report dated March 9, 2018, with respect to the consolidated balance sheets of Audentes Therapeutics, Inc. as of December 31, 2017 and 2016, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes collectively, the “consolidated financial statements”, which report appears in the December 31, 2017 annual report on Form 10-K of Audentes Therapeutics, Inc.

/s/ KPMG LLP

San Francisco, California
March 9, 2018